UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Enthusiast Gaming Holdings Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

29385B109

(CUSIP Number)

Greywood, LLC

5 Dakota Drive, Suite 210

New Hyde Park, NY 11042

(212) 453-0028

(Name, address and telephone number of Person

Authorized to Receive Notices and Communications)

August 12, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 29385B109	Page 2 of 9

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)
Greywood, LLC EIN: 82-3495436
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
7,208,949 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
7,208,949 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,208,949 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%
14.	TYPE OF REPORTING PERSON
OO

(1)	Excludes Cash Derivative Agreement disclosed in Items 5 and 6 herein representing economic exposure comparable to 5,564,400 additional shares of the Issuer’s common stock, which if aggregated with such beneficially owned shares, represent an aggregate economic interest in 12,773,349 shares representing 8.5% of the outstanding shares of the Issuer.

SCHEDULE 13D

CUSIP NO. 29385B109	Page 3 of 9

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)
Vantage Trading, LLC EIN: 83-4245275
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
4,212,494
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
4,212,494

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,212,494
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.8%
14.	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP NO. 29385B109	Page 4 of 9

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)
Sasha Szabo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
WC and PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
7,208,949 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
7,208,949 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,208,949 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%
14.	TYPE OF REPORTING PERSON
IN

(1)	Excludes Cash Derivative Agreement disclosed in Items 5 and 6 herein representing economic exposure comparable to 5,564,400 additional shares of the Issuer’s common stock, which if aggregated with such beneficially owned shares, represent an aggregate economic interest in 12,773,349 shares representing 8.5% of the outstanding shares of the Issuer.

SCHEDULE 13D

CUSIP NO. 29385B109	Page 5 of 9

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)
Marc Preston
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
WC and PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
7,208,949 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
7,208,949 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,208,949 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%
14.	TYPE OF REPORTING PERSON
IN

(1)	Excludes Cash Derivative Agreement disclosed in Items 5 and 6 herein representing economic exposure comparable to 5,564,400 additional shares of the Issuer’s common stock, which if aggregated with such beneficially owned shares, represent an aggregate economic interest in 12,773,349 shares representing 8.5% of the outstanding shares of the Issuer.

CUSIP NO. 29385B109	Page 6 of 9

This Statement is filed with respect to the common stock of Enthusiast Gaming Holdings Inc., a British Columbia corporation (the “Issuer”), beneficially owned by the Reporting Persons specified herein as of August 12, 2022. This statement amends and supplements the Schedule 13D filed on November 16, 2021, as amended by Amendment No. 1 filed on January 10, 2022, Amendment No. 2 filed on January 19, 2022, Amendment No. 3 filed on April 26, 2022, Amendment No. 4 filed on May 24, 2022, and Amendment No. 5 filed on July 12, 2022 (“Schedule 13D”), as specifically set forth herein. Except as set forth herein, the Schedule 13D is unmodified.

All initially capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 5. Interest in Common Stock of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b). At present, based on 149,939,193 shares of common stock outstanding as reported in the Issuer’s most recent proxy information circular filing plus shares issued to Greywood Investments since such filing: Greywood, Szabo and Preston own an aggregate of 4.8%, which consists of 4,212,494 shares owned by Vantage, 406,160 shares owned by Axion, 362,692 shares owned by Greywood Investments, 590,574 shares owned by Preston Trading, 550,000 shares owned by Preston Kids, 277,852 shares owned by Madison, 758,447 shares owned by Longview, and 50,730 shares owned by Seaview. Based on the above holdings, Vantage, Axion, Greywood Investments, Preston Trading, Preston Kids, Madison, Longview and Seaview beneficially own 2.8%, 0.3%, 0.2%, 0.4%, 0.4%, 0.2%, 0.5% and 0.03%, respectively. Greywood, Szabo and Preston share voting control and dispositive power over the shares held by Vantage, Axion, Greywood Investments, Preston Kids, Preston Trading, Madison, Longview and Seaview.

Collectively, Greywood Investments, Szabo and Preston beneficially own 7,208,949 shares of common stock, constituting approximately 4.8% of the shares of common stock outstanding.

Collectively, Greywood Investments, Szabo and Preston have economic exposure comparable to approximately 8.5% of the shares of common stock outstanding pursuant to shares held as described above and the Cash Derivative Agreement, as described in Item 6 below.

(c) The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto.

(d) Not applicable.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the class of securities on August 12, 2022.

CUSIP NO. 29385B109	Page 7 of 9

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Common Stock of the Issuer

Greywood Investments has entered into a notional principal amount derivative agreement in the form of a cash settled swap (the “Cash Derivative Agreement”) with respect to 5,564,400 shares of common stock of the Issuer. The Cash Derivative Agreement held by Greywood Investments represents economic exposure comparable to an interest in approximately 3.7% of the shares of common stock of the Issuer. The Reporting Persons disclaim beneficial ownership in the shares used as reference for the Cash Derivative Agreement as they have no voting or dispositive power with respect to such shares. The counterparty to the Cash Derivative Agreement is an unaffiliated third party financial institution.

Item 7. Material to Be Filed as Exhibits

Schedule 1 -	Transactions of the Reporting Persons Effected During the Past 60 Days

CUSIP NO. 29385B109	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2022	GREYWOOD, LLC

	By:	/s/ Sasha Szabo
Sasha Szabo, Manager

Dated: August 12, 2022	VANTAGE TRADING, LLC

	By:	/s/ Marc Preston
Marc Preston, Managing Member of the Managing Member

Dated: August 12, 2022	/s/ Sasha Szabo
Sasha Szabo, individually

Dated: August 12, 2022	/s/ Marc Preston
Marc Preston, individually

CUSIP NO. 29385B109	Page 9 of 9

SCHEDULE 1

Transactions of the Reporting Persons Effected

During the Past 60 Days

The following transactions were effected by the Reporting Persons during the past sixty (60) days:

Date of Transaction	Purchaser/Seller	Amount of Shares of Common Stock Bought/(Sold)	Price per share (excluding commissions)	Currency	Where and how the transaction was effected

7/26/2022	Greywood Investments, LLC	307,692	2.60	CAD	Issued direct by Issuer
8/12/2022	Vantage Trading, LLC	(5,564,400)	1.89	USD	Private sale to affiliated entity Greywood Investments, LLC
8/12/2022	Greywood Investments, LLC	5,564,400	1.89	USD	Private purchase from affiliated entity Vantage Trading, LLC
8/12/2022	Greywood Investments, LLC	(5,564,400)	1.89	USD	Private sale to unaffiliated third party financial institution in connection with entering a cash-settled swap transaction